LETTER AGREEMENT

This Letter Agreement ("Letter Agreement") supplements the Simple Agreement for Future Equity (the "SAFE") and other related legal documentation dated as of April 18, 2017 entered into by and between MySwimPro, Inc., a Delaware corporation (the "Company"), and Invest Detroit Foundation DBA First Capital Fund, a Michigan non-profit corporation (the "Investor"), to which it is attached as of the date it is executed below as follows:

1.   Benefit. The following provisions are made by the Company, and its undersigned equity owners with respect to Section 4 only, to and for the benefit the Investor.

2.   Compliance with Michigan Strategic Fund Act. The Company shall comply with all of the provisions of Chapter 8A of the Michigan Strategic Fund Act MCL 125.2088, including but not limited to MCL 125.2088c(3) (prohibiting use of funds for a stadium or arena for use by a professional sports team, or a casino or associated structures like parking lots, hotels or retail stores) and MCL 125.2088n (requiring the providing of information).

3.   Prohibited Use of Funds by the Company. The Company represents and warrants to the Investor as of the date hereof and covenants for the duration of the Investor's investment in the Company pursuant to the SAFE (the "Investment") that, pursuant to the Michigan Strategic Fund Act MCL 125.2088c(4), the funds provided by the Investor shall not be used for any of the following:

(a)   For the benefit of a person who has been convicted of a criminal offense incident to the application for or performance of a state contract or subcontract. As used in this Section, if a person is a business entity, then person includes affiliates, subsidiaries, officers, directors, managerial employees, and any person who, directly or indirectly, holds a pecuniary interest in that business entity of 20% or more.

(b)   For the benefit of a person who has been convicted of a criminal offense, or held liable in a civil proceeding, that negatively reflects on the person's business integrity, based on a finding of embezzlement, theft, forgery, bribery, falsification or destruction of records, receiving stolen property, or violation of state or federal antitrust statutes.

(c)   To induce a qualified business or a small business to leave Michigan.

(d)   To contribute to the violation of internationally recognized workers rights as defined in section 507(4) of the trade act of 1974, 19 USC 2467(4), of workers in a country other than the United States, including any designated zone or area in that country.

(e)   For the benefit of a corporation or an affiliate of the corporation incorporated in a tax haven country after September 11, 2001, but with the United States as the principal market for the public trading of the corporation's stock. As used in this section, "tax haven country" includes a country with tax laws that facilitate avoidance by a corporation or an affiliate of the corporation of United States tax obligations, including Barbados, Bermuda, British Virgin Islands, Cayman Islands, Commonwealth of the Bahamas, Cyprus, Gibraltar, Isle of Man, the Principality of Liechtenstein, the Principality of Monaco, and the Republic of the Seychelles.

4.   Company and Founder Representations and Warranties. In connection with the issuance of this Letter Agreement, the Company and each of its undersigned equity owners, jointly and severally hereby makes the following representations and warranties as of the date of this Letter Agreement (these representations and warranties shall survive the closing of the SAFE and shall not be affected or diminished by any due diligence investigation by Investor):

(a)   As of the date of this Letter Agreement, the Company has at least 51% fifty-one per cent (51%) of its employees working in the State of Michigan.

(b)   The Company has made available to Investor its unaudited balance sheet (the "Balance Sheet") as of December 31, 2017 and its unaudited profit and loss statement (the "Income Statement") December 31, 2017. The Balance Sheet and Income Statement fairly presents the assets, liabilities, income, expenses and shareholders' equity of the Company as of its respective date.

(c)   As of the date of this Letter Agreement, neither the Company nor any of its equity owners, managers, officers or directors are subject to any pending or threatened litigation or government investigations.

5.   Michigan Presence.   Notwithstanding any other provision of this Letter Agreement, as long as the Investor holds all or any portion of the SAFE or any other securities of the Company including any equity securities or securities convertible into equity securities of the Company into which the SAFE may be converted (collectively, the "Equity Securities") that are not freely saleable to the public pursuant to a public registration (including until the termination or expiration of any applicable underwriter's lock-up agreement to which the Investor is a party), the Company shall maintain a Michigan Presence (as defined below). Upon the Company's breach of the foregoing covenant to maintain a Michigan Presence or upon the taking of any action by the management (including the Board of Directors, Managers, stockholders, members and/or other holders of Equity Securities of the Company) of the Company to authorize any such cessation of Michigan Presence in breach of this Letter Agreement, the Investor shall have the option, at its sole discretion, to demand payment from the Company of an amount equal to 1x multiplied by the sum of (x) the aggregate amount of the Investment made by the Investor in the Company, plus (y) the accrued and unpaid dividends on any Company Equity Securities held by the Investor, existing as of the date of payment thereof. A "Michigan Presence" means (a) maintaining the Company's principal place of business in the State of Michigan, and (b) basing a majority of the Company's employees and those of its subsidiaries in the State of Michigan. For purposes of determining whether the Company is in compliance with this Michigan Presence covenant, the assets, revenues and employees of any business acquired by the Company on an arm's-length basis from a non-affiliate of the Company (provided such acquired business had been operating for at least one (1) year prior to the acquisition) shall be excluded and disregarded. In addition, it shall not constitute a violation of

this covenant if the Company ceases to maintain a Michigan Presence by virtue of an acquisition of the Company in connection with which the Investor is repaid or exercises its conversion option.

6.   Reports. The Company shall provide to the Investor semi-annual progress reports by the 15th day of March and September in generally the form prescribed by the Investor covering the immediately preceding calendar quarter and all prior periods. Each Progress Report shall contain a short, non-confidential generalized description of activities supported by the Investment, the Company's accomplishments, a summary of any inventions or discoveries resulting from the Investment, the Company's performance against the milestones, information on the use of the Investment, a financial report comparing actual expenditure per reporting period and cumulative against budget categories, and any additional information or data requested by the Investor reasonably related to determining progress towards or satisfaction of the milestones or the financial condition of the Company. Board of Directors' reports may be submitted in the form generally used by the Company for its own purposes, and the names of any customers or other proprietary information of the Company may be redacted or kept anonymous. Any portion of such reports or additional information or data which constitutes confidential information may be excluded and reviewed separately with the Investor.

7.   Financial Statements. The Company shall provide to the Investor a copy of its annual prepared financial statements on the same basis as that required for other purposes, 90 days after the end of the Company's fiscal year. The Company shall provide quarterly financial statements within 30 days of each quarter's end. The financial statements of the Company delivered to the Investor are and shall be true, correct and completed, and present fairly in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein.

8.   Participation Rights. The Company agrees to the following:

(a)   For so long as the Investor is the holder of all or any portion of the SAFE, the Investor will have the right to participate in (i) any Equity Financing (as defined in the SAFE) or (ii) any sale and issuance of debt securities convertible into equity securities of the Company other than pursuant to the SAFE which would not otherwise constitute an Equity Financing pursuant to the terms of the SAFE (collectively, a "Future Financing") from the date hereof ("Participation Rights"). The Investor will have the right to purchase up to its pro-rata share (based on its percentage of fully diluted ownership of the Company if its respective SAFE is converted at a pre-money valuation of $5,000,000) of all securities the Company proposes to offer or sell in the financing, at the same price per security as the price per security offered to other prospective purchasers and otherwise on the same terms and conditions offered to other prospective purchasers.

(b)   In conjunction with the foregoing, the Company shall provide the Investor with thirty (30) days advance written notice prior to the consummation of any Future Financing.

(c)   The Investor's Participation Rights may not be waived without the express written consent of the Investor.

(d)   Notwithstanding anything to the contrary, the Investor may assign its Participation Rights to any Affiliate. For purposes of this Letter Agreement, "Affiliate" shall mean with respect to the Investor, any other person or entity who, directly or indirectly, controls, is controlled by, or is under common control with the Investor, including without limitation any general partner, managing member, officer or director of the Investor or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor. For purposes of this Letter Agreement, Detroit Innovate Fund I, L.P. and Invest Detroit Foundation DBA First Step Fund shall each be deemed to be an Affiliate of the Investor.

(e)   The Participation Rights granted to the Investor pursuant to this Section 8 shall automatically be terminated upon the conversion of the SAFE to SAFE Preferred Stock (as defined in the SAFE) pursuant to the terms thereto.

9.   Amendments and Waivers. This Letter Agreement may not be amended, changed or otherwise modified except by a written instrument executed by the Company and the Investor, and with respect to Section 4 only, the undersigned equity owners of the Company.

10.   Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, without regard to any principles of conflicts of laws that would cause the application of any other laws.

11.   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No delay or omission in exercising any right or power arising from this Letter Agreement shall impair any such right or power or be considered to be a waiver of any such right or power nor shall the action or non-action in case of any breach under this Letter Agreement impair any right or power resulting therefrom.

12.   Binding Effect and Controlling Language. This Letter Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything to the contrary in the Letter Agreement or any other agreement executed or delivered in connection with or related to the Letter Agreement or the Investment or between the Company and the Investor in connection with or related to any other investment in or financing to the Company by the Investor (collectively, the "Other Agreements"), in the event of any conflict between this Letter Agreement, on the one hand, and any of the Other Agreements, on the other hand, this Letter Agreement shall control. The rights and remedies under this Letter Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available under any of the Other Agreements or at law or in equity or otherwise. The headings in this Letter Agreement are for reference only and shall not affect the interpretation of this Letter Agreement. This Letter Agreement may be executed in multiple counterparts, any of which may be executed and delivered via facsimile or electronic mail and all which, when taken together, shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have signed this Letter Agreement as of the date set forth below.

The Company:

MYSWIMPRO, INC.

By: MySwimPro
Name: Fares Ksebati
Title: President
Date: 4-17-2017

Investor:

INVEST DETROIT FOUNDATION DBA FIRST CAPITAL FUND

By: [signature]
Name: Martin Dober
Title: Managing Director
Date: 4/18/2017

With respect to the representations and warranties set forth in Section 4 only:

Fares Ksebati
Digitally signed by Fares Ksebati
DN: cn=Fares Ksebati, o, ou, email=fksebati@gmail.com, c=US
Date: 2017.04.17 09:52:24 -05'00'

Name: Fares Ksebati

[signature]
Name: Adam Oxner

[signature]
Name: Michael Allon

[SIGNATURE PAGE TO LETTER AGREEMENT]

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